Mail Stop 3628

June 30, 2009

Via U.S. Mail

Mr. Mark R. Mitchell
Ramius LLC
c/o RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

      Re: **CPI Corp.**
                DFAN14A filed on June 25, 2009 by Ramius LLC et al.
                File No. 001-10204

Dear Mr. Mitchell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

   1.   In several places in this filing, and in certain other recent filings, you have presented a list of director nominees appearing below a heading reading "Ramius Gold Proxy." The list of director nominees includes certain of the company nominees, none of whom appear to have consented to being named in your proxy statement or related solicitation materials. This disclosure does not appear consistent with the bona fide nominee rule as set forth in Rule 14a-4(d) of Regulation 14A. Please advise.

                    *   *   *   *   *

        Please promptly amend your filing in response to these comments. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via facsimile: (212) 451-2222
        Steve Wolosky, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP